UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
                  (Name, address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 17, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                         (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

          WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [   ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF         7   SOLE VOTING POWER
SHARES                41,529 Shares of Common stock
BENEFICIALLY      8   SHARED VOTING POWER
OWNED BY              31,250 Shares of Common stock
EACH              9   SOLE DISPOSITIVE POWER
REPORTING             41,529 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      31,250 Shares of Common stock

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,779 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.35%

14 TYPE OF REPORTING PERSON*
          CO, BD, IA

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                         (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

          WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [   ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

NUMBER OF         7   SOLE VOTING POWER
SHARES                883,420 Shares of Common stock
BENEFICIALLY      8   SHARED VOTING POWER
OWNED BY              -----
EACH              9   SOLE DISPOSITIVE POWER
REPORTING             883,420 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          883,420 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.25%

14 TYPE OF REPORTING PERSON*
          PN, BD

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                         (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

          WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [   ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

NUMBER OF         7   SOLE VOTING POWER
SHARES                82,020 Shares of Common stock
BENEFICIALLY      8   SHARED VOTING POWER
OWNED BY              -----
EACH              9   SOLE DISPOSITIVE POWER
REPORTING             82,020 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          82,020 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.39%

14 TYPE OF REPORTING PERSON*
          CO

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                         (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

          WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [   ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF         7   SOLE VOTING POWER
SHARES                132,374 Shares of Common stock
BENEFICIALLY      8   SHARED VOTING POWER
OWNED BY              -----
EACH              9   SOLE DISPOSITIVE POWER
REPORTING             132,374 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          132,374 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.64%

14 TYPE OF REPORTING PERSON*
          PN

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                         (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

          WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [   ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

NUMBER OF         7   SOLE VOTING POWER
SHARES                48,049 Shares of Common stock
BENEFICIALLY      8   SHARED VOTING POWER
OWNED BY              -----
EACH              9   SOLE DISPOSITIVE POWER
REPORTING             48,049 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          48,049 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.23%

14 TYPE OF REPORTING PERSON*
          CO

Item 1.  Security and Issuer.
------   -------------------

     This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

     Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company . Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The principal address of each of LAF, LAM, LPC, LHC, LOF, LOM, LMF and LMOF is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

     Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

     LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). As previously reported, Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking further Board representation, making further proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

     In light of the recent movement in the Issuer's stock price, on June 17, 2005 LPC sent a letter to the Issuer withdrawing its previous nominations of Eugene I. Davis and Timothy J. Bernlohr for election to the Issuer's Board of Directors at the next annual meeting of stockholders (or any such earlier special meeting of stockholders at which directors are elected).

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of June 17, 2005.


                                 Shares of Common Stock
                                 ----------------------

Loeb Arbitrage Fund                           883,420
Loeb Partners Corporation*                     72,779
Loeb Offshore Fund Ltd.                        82,020
Loeb Marathon Fund LP                         132,374
Loeb Marathon Offshore Fund, Ltd.              48,049
                                            ----------
                                             1,218,642

The total shares of Common Stock constitute 5.86% of the 20,794,202 outstanding shares of Common Stock as reported by the Issuer.

-------------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) Loeb Arbitrage Fund has the sole power to direct the vote and the sole power to direct the disposition of the 883,420 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Partners Corporation has the sole power to direct the vote and the sole power to direct the disposition of 41,529 shares of Common Stock that may be deemed to be beneficially owned by it and shared power to direct the vote and direct the disposition of 31,250 shares of Common Stock that may be deemed to be beneficially owned by it.* Loeb Offshore Fund Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 82,020 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Fund LP has the sole power to direct the vote and the sole power to direct the disposition of the 132,374 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Offshore Fund, Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 48,049 shares of Common Stock that may be deemed to be beneficially owned by it.

-------------------------
*Power is shared with respect to shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(c) The following purchases and sales of Common Stock have been made since June 8, 2005:

                                   Purchases of Common Stock
                                   -------------------------

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                                  None

Holder
Loeb Arbitrage Fund               Date     Shares      Average Price

                                  None
Holder
Loeb Offshore Fund                Date     Shares      Average Price

                                  None

Holder
Loeb Marathon Fund                Date     Shares      Average Price


                                  None

Holder
Loeb Marathon Offshore            Date     Shares      Average Price
 Fund Ltd.

                                  None

                                     Sales of Common Stock
                                     ---------------------

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                              06-14-05        511              13.47
                              06-14-05        385              13.47
                              06-15-05         90              13.80
                              06-15-05        641              13.80
                              06-16-05        681              14.61
                              06-16-05        512              14.61

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              06-14-05     10,877              13.47
                              06-15-05     18,886              13.80
                              06-16-05     14,501              14.61



Holder                            Date     Shares      Average Price
Loeb Offshore Fund
                              06-14-05      1,010              13.47
                              06-15-05      1,682              13.80
                              06-16-05      1,346              14.61

Holder                            Date     Shares      Average Price
Loeb Marathon Fund            06-14-05      1,627              13.47
                              06-15-05      2,716              13.80
                              06-16-05      2,172              14.61

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore
Fund
                              06-14-05        590              13.47
                              06-15-05        985              13.80
                              06-16-05        788              14.61

         All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to the Issuer.
         -------------

     None.

Item 7.  Materials to be Filed as Exhibits.
         --------------------------------

     Previously filed.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2005                         Loeb Partners Corporation


                                    By: /s/ Gideon J. King
                                        ----------------------------------
                                        Gideon J. King
                                        Executive Vice President

June 17, 2005                         Loeb Arbitrage Fund
                                    By: Loeb Arbitrage Management, Inc., G.P.


                                    By: /s/ Gideon J. King
                                        ----------------------------------
                                        Gideon J. King
                                        President

June 17, 2005                         Loeb Offshore Fund Ltd.



                                    By: /s/ Gideon J. King
                                        ----------------------------------
                                        Gideon J. King
                                        Director

June 17, 2005                         Loeb Marathon Fund LP
                                    By: Loeb Arbitrage Management, Inc., G.P.


                                    By: /s/ Gideon J. King
                                        ----------------------------------
                                        Gideon J. King
                                        President

June 17, 2005                         Loeb Marathon Offshore Fund


                                    By: /s/ Gideon J. King
                                        ----------------------------------
                                        Gideon J. King
                                        Director